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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Nelson & Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Hightower Building, 105 N. Hudson, Suite 600
(No. and Street)

Oklahoma City	OK	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward F. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Nelson & Associates, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

JOYCE A. ROSS
Notary Public in and for the State of Oklahoma
Commission #01004352
My Commission expires 3/13/2009

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WELLS NELSON & ASSOCIATES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

WELLS NELSON & ASSOCIATES, LLC

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members
Wells Nelson & Associates, LLC

We have audited the accompanying statement of financial condition of Wells Nelson & Associates, LLC as of December 31, 2008 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Nelson & Associates, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 23, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WELLS NELSON & ASSOCIATES, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 53,075
Deposits with clearing broker-dealer	1,445,267
Receivable from clearing broker-dealer	654,055
Securities owned at market value	1,928,948
Furniture, equipment and leasehold improvements, net	85,889
Other assets	32,132
	$ 4,199,366

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 15,209
Accrued expenses	677,871
Payable to clearing broker-dealer	1,919,043
Capital lease obligation	9,371
Total liabilities	2,621,494
Members' equity	1,577,872
	$ 4,199,366

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 1,110,673
Trading and investment gains	2,022,337
Underwriting and advisory fees	473,402
Interest	201,511
Other	68,747
	3,876,670
Expenses:	
Employee compensation and benefits	2,584,686
Brokerage and clearance fees	110,120
Communications	108,962
Occupancy and equipment costs	180,967
Promotional costs	101,331
Interest	31,798
Data processing costs	39,753
Regulatory fees and expenses	62,874
Other	167,559
	3,388,050
Net income	$ 488,620

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

	Number of Units	Members' Equity
Balance, December 31, 2007	1,367	$ 1,389,252
Distributions		(300,000)
Net income		488,620
Balance, December 31, 2008	1,367	$ 1,577,872

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	--
Additions		--
Retirements		--
Balance, December 31, 2008	$	--

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 488,620
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	29,343
Changes in operating assets and liabilities:	
Decrease in deposits with clearing broker-dealer	312,190
Increase in receivable from clearing broker-dealer	(559,199)
Increase in securities owned	(417,601)
Increase in other assets	(25,245)
Decrease in accounts payable	(54,169)
Increase in payable to clearing broker-dealer	404,758
Increase in accrued expenses	60,683
Net cash provided (used) by operating activities	239,380
Cash flows from investing activities	
Purchase of furniture and equipment	(15,870)
Net cash provided (used) by investing activities	(15,870)
Cash flows from financing activities	
Repayment of capital lease obligation	(4,029)
Distributions	(300,000)
Net cash provided (used) by financing activities	(304,029)
Net decrease in cash and cash equivalents	(80,519)
Beginning cash and cash equivalents	133,594
Ending cash and cash equivalents	$ 53,075
Supplemental Disclosures	
Cash paid for:	
Interest	$ 31,798
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements present the financial position and results of operations of Wells Nelson & Associates, LLC (the "Company"), an Oklahoma limited liability company, which was formed on February 7, 2000. Three individuals who are members of management and/or employees of the Company, own the majority of the membership interests. The Company shall terminate on February 28, 2050, unless earlier terminated. Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units. The number of membership units authorized must be approved by the majority of the board of members. Each member's liability is limited to its capital account balance.

Business Operations

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers. Principal business activities are conducting principal and agency transactions and providing underwriting and advisory services for customers primarily located in Oklahoma.

Underwriting and Advisory Fees

Underwriting and advisory fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting and advisory fees also include fees earned from providing financial advisory services. Underwriting and advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission

Note 1 - Summary of Significant Accounting Policies, continued

Securities Transactions, continued

income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated and straight-line methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management accounts for uncertain tax positions based on their best estimate. If a position is deemed to be aggressive, it is evaluated using guidance for gain and loss contingencies found in SFAS No. 5 *Accounting for Contingencies*.

Note 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Deposits with Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities.

Note 3 - Securities Owned

Marketable securities owned at December 31, 2008 are considered trading securities and consist of state and municipal obligations at fair value based on quoted market prices. In accordance with SFAS No. 157, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustment and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

Note 3 - Securities Owned, continued

a. Quoted prices for similar assets or liabilities in active markets;
b. Quoted prices for identical or similar assets or liabilities in non-active markets;
c. Pricing models who inputs are observable for substantially the full term of the asset or liability; and
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Financial Securities Owned		
	Level 1	Level 2	Level 3
State obligations	$ 900,225	$ --	$ --
Municipal obligations	1,028,723		
	$ 1,928,948	$ --	$ --

The Company did not hold any financial liabilities measured at fair value at December 31, 2008.

Note 4 - Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2008 is as follows:

Furniture and fixtures	$ 170,670
Equipment	158,982
Leasehold improvements	24,930
	354,582
Less: accumulated depreciation and amortization	(268,693)
	$ 85,889

Note 5 - Leases

The Company's facilities and certain equipment are leased under various operating leases with initial noncancelable terms in excess of one year. Rental expense related to facilities and equipment amounted to $127,478 during 2008. One facility lease contains a renewal option.

The Company leases certain equipment under a capital lease. Assets under this capital lease are included in the caption "Furniture, equipment and leasehold improvements" in the statement of financial condition and include equipment of $21,893 less accumulated amortization of $13,866.

The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of December 31, 2008:

Year Ended December 31,	Operating	Capital
2009	$ 65,406	$ 5,265
2010	45,796	4,386
2011	20,986	--
Total minimum lease payments	$ 132,188	9,651
Amount representing interest		(280)
Present value of minimum lease payments		$ 9,371

Note 6 - Net Capital Requirements and Exemptive Provisions

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,376,788, which was $1,276,788 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .51 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Note 7 - Concentration of Credit Risk

Cash at one bank exceeded federally insured limits at various times throughout the year ended December 31, 2008.

Note 8 - Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2003. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company may also make discretionary contributions and safe harbor matching contributions. Safe harbor matching contributions were $61,611 for 2008. There were no discretionary contributions during 2008.

Note 9 - Commitments and Contingent Liabilities

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2008.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

Schedule I

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital

Total members' equity qualified for net capital		$ 1,577,872
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 85,889	
Other assets	9,507	(95,396)
Net capital before haircuts on securities positions		1,482,476
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	(97,288)	
Undue concentration	(8,400)	(105,688)
Net capital		$ 1,376,788

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 15,209
Accrued expenses	677,871
Capital lease obligation	9,371
Total aggregate indebtedness	$ 702,451

Schedule I (continued)

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 46,832
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 1,276,788
Excess net capital at 1000%	$ 1,306,543
Ratio: Aggregate indebtedness to net capital	0.51 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

WELLS NELSON & ASSOCIATES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Exemptive Provisions

The Company has claimed an exemption from Rule 15c 3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Wells Nelson & Associates, LLC

In planning and performing our audit of the financial statements and supplemental information of Wells Nelson & Associates, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2009

WELLS NELSON
& ASSOCIATES, LLC

December 31, 2008

Report Pursuant to Rule 17a-5(d)

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS